UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bainum, Stewart
   10750 Columbia Pike
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation
   SNB
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
  Common Stock               |- - - |- - |- - - -           |- -|- - - -    |1,302,181          |I     |Note 1                     |
                             |      |- - |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
        "           "        |- - - |- - |- - - -           |- -|- - - -    |33,333             |I     |Note 2                     |
                             |      |- - |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
        "           "        |- - - |- - |- - - -           |- -|- - - -    |266,237            |I     |Note 3                     |
                             |      |- - |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
        "           "        |- - - |- - |- - - -           |- -|- - - -    |289,848            |I     |Note 4                     |
                             |      |- - |                  |   |           |                   |      |                           |
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        "           "        |- - - |- - |- - - -           |- -|- - - -    |345,284            |I     |Note 5                     |
                             |      |- - |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
        "           "        |- - - |- - |- - - -           |- -|- - - -    |52,361             |I     |Note 6                     |
                             |      |- - |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
        "           "        |- - - |- - |- - - -           |- -|- - - -    |338                |I     |Note 7                     |
                             |      |- - |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
        "           "        |- - - |- - |- - -             |- -|- - - -    |1,243              |I     |Note 8                     |
                             |      |-   |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option (Rig|$19.75  |9/16/|A   |584        |A  |Note |9/16/|Common Stock|584    |       |            |D  |            |
ht to Buy)              |        |97   |    |           |   |9    |07   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             "          |$19.75  |10/15|D(10|584        |D  |     |9/16/|"          "|584    |       |            |D  |            |
     "                  |        |/97  |)   |           |   |     |07   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             "          |$9.786  |10/15|A(11|98         |A  |Note |9/16/|"          "|98     |       |            |D  |            |
     "                  |        |/97  |)   |           |   |9    |07   |            |       |       |            |   |            |
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             "          |$10.2476|10/15|D(10|5,000      |D  |     |9/9/0|"          "|5,000  |       |            |D  |            |
     "                  |        |/97  |)   |           |   |     |4    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             "          |$5.0776 |10/15|A(11|1,389      |A  |Note |9/9/0|"         " |1,389  |       |            |D  |            |
     "                  |        |/97  |)   |           |   |12   |4    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             "          |$12.4482|10/15|D(10|1,000      |D  |     |9/28/|"          "|1,000  |       |            |D  |            |
     "                  |        |/97  |)   |           |   |     |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             "          |$6.1680 |10/15|A(11|223        |A  |Note |9/28/|"          "|223    |       |            |D  |            |
     "                  |        |/97  |)   |           |   |13   |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             "          |$13.8933|10/15|D(10|1,000      |D  |     |9/30/|"          "|1,000  |       |            |D  |            |
     "                  |        |/97  |)   |           |   |     |06   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             "          |$6.8841 |10/15|A(11|167        |A  |Note |9/30/|"          "|167    |       |            |D  |            |
     "                  |        |/97  |)   |           |   |14   |06   |            |       |       |            |   |            |
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             "          |$14.625 |10/15|D(10|5,000      |D  |     |11/4/|"          "|5,000  |       |            |D  |            |
     "                  |        |/97  |)   |           |   |     |06   |            |       |       |            |   |            |
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             "          |$7.2466 |10/15|A(11|834        |A  |Note |11/4/|            |834    |       |2,711       |D  |            |
     "                  |        |/97  |)   |           |   |15   |06   |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Owned by the Stewart Bainum Declaration of Trust dated May 23, 1995 ("SB Trust"), the sole trustee of which is Mr.
Bainum.
Note 2: The proportionate interest of Edelblut Partners, in which the SB Trust and the JB Trust are the sole partners, in shares owned by Mid Pines Associates, L.P.
Note 3: Owned by the Jane L. Bainum Declaration of Trust dated May 23, 1995 ("JB Trust"), the sole trustee of which is Mrs.
Bainum.
Note 4: Limited partnership interest of Mr. and Mrs. Bainum in Bainum Associates Limited Partnership.
Note 5: Limited partnership interest of Mr. and Mrs. Bainum in MC Investments Limited Partnership.
Note 6: Represents beneficial interest of shares owned by Realty Investment Company, Inc. and its subsidiaries, a real estate investment and management company, of which the SB Trust and JB Trust are non-controlling shareholders.
Note 7: The proportionate interest of The Stewart Bainum Declaration of Trust (167 shares) and The Jane L.
Bainum Declaration of Trust (171 shares) in shares (593,209) owned by Mid Pines Associates Limited
Partnership, in which each trust is a limited partner.
Note 8:  Restricted stock granted under the Non-Employee Stock Compensation
Plan.
Note 9: Such options vest in three equal annual installments beginning on 9/16/99.
Note 10: Cancellation of option in connection with grant of replacement option.
Note 11: In connection with spinoff of business segment and 3 for 1 reverse stock split, existing option was repriced and the number of shares was adjusted.
Note 12: 1,110 options are currently exercisable; the remainder vest on 9/9/98.
Note 13: 111 options are currently exercisable; the remainder vest in two equal annual installments beginning on
9/28/98.
Note 14: The option vests in three equal annual installments beginning on 9/30/98.
Note 15: Such option vests in three equal annual installments beginning on 11/4/98.
SIGNATURE OF REPORTING PERSON
Stewart Bainum
DATE
2/12/98